SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)*
International Tower Hill Mines Ltd.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
46050R 10 2
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
Tel. (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 2, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

61,930,724 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

61,930,724 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,930,724 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.0%

14.	TYPE OF REPORTING PERSON

IA

(1) See Note 1 to Item 5 below.

The following constitutes Amendment No 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 2.	Identity and Background.
Item 2(b) is hereby amended to read as follows:
(b) The principal business address of the Reporting Person is 1133 Avenue of the Americas, 33rd Floor, New York, New York 10036.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
The consideration for the purchase of the securities on September 2, 2020 reported herein by the Reporting Person was derived from available capital of the Funds managed by Paulson, and a total of approximately $3,272,374 was paid to acquire such securities.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On, August 31, 2020, the Issuer entered into an At Market Issuance Sales Agreement (the “Sales Agreement”) with B. Riley Securities, Inc. (“B. Riley”), pursuant to which the Issuer will be entitled, at its discretion and from time-to-time during the term of the Sales Agreement, to sell through B. Riley such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to $10,300,000 (the “Offering”). The foregoing description of the Sales Agreement is qualified in its entirety by reference to Exhibit 1.1 to Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 1, 2020. On September 2, 2020, the Reporting Person acquired an additional 2,337,410 shares of Common Stock pursuant to the Offering.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
(a)            The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon approximately 193,244,668 shares of Common Stock outstanding, which is based upon (i) 187,573,671 shares of Common Stock outstanding as of July 31, 2020 as disclosed in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2020 and (ii) the issuance by the Issuer of an additional 5,670,997 shares of Common Stock as described in the Sales Agreement. As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 32.0% of the outstanding Common Stock.
(b)            Number of shares of Common Stock as to which Paulson has:
(i) Sole power to vote or direct the vote: 61,930,724 (see Note 1).
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 61,930,724 (see Note 1).
(iv) Shared power to dispose or direct the disposition: 0
(c)            On September 2, 2020, the Reporting Person acquired from the Issuer, in a private placement, 2,337,410  shares of Common Stock at a price of $1.40 per share.
(d)            See Note 1.
(e)            Not applicable.

Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule is owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.
For reporting purposes, the aggregate amount of Common Stock deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate of 61,930,724 shares of Common Stock beneficially held by the Reporting Person as of the date hereof.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  September 4, 2020
PAULSON & CO. INC.

By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel & Chief Compliance Officer